Exhibit 99.1

Renren Announces Disposal of All Assets
in its Renren Social Networking Service Business to Beijing Infinities

BEIJING, China—November 14, 2018—Renren Inc. (NYSE: RENN) (“Renren”), which operates a social networking service (SNS) business, used car business and SaaS business, today announced that Beijing Qianxiang Wangjing Technology Development Co., Ltd., a China-incorporated subsidiary wholly controlled by Renren, has agreed to sell all tangible and intangible assets in www.renren.com and its related business (“Renren SNS business”) to Beijing Infinities Interactive Media Co., Ltd. (the “Buyer”), for a cash consideration of US$20 million. Also in consideration and as part of the foregoing asset sale, Infinities Technology (Cayman) Holding Limited (the “Buyer Parent”), a Cayman Islands company set up to become the parent entity of the Buyer, has agreed to issue to Renren shares of the Buyer Parent with a value of US$40 million based on an agreed-upon estimated valuation of the Buyer Parent at US$700 million.

A minority shareholder of the Buyer is Oak Pacific Holdings, a company controlled by Mr. Joseph Chen, Renren’s Chairman and Chief Executive Officer, and Mr. James Jian Liu, Renren’s executive director and Chief Operating Officer. This asset sale transaction was discussed and approved by the audit committee of Renren’s board of directors, which considered the background and material terms of this transaction as well as the result of a fairness analysis conducted by Duff & Phelps, LLC, and was submitted to and approved by Renren’s board of directors.

Renren is confident that an asset sale is the most viable path to dispose of its Renren SNS business and to set Renren onto its next phase of growth. With the consummation of this transaction, Renren will focus on its used car business in China, and its businesses outside China, notably the Trucker Path business and the SaaS business in the United States. Renren intends to remain listed on the NYSE.

“I am happy to find a home for renren.com,” said Mr. Joseph Chen, Renren’s Chairman and Chief Executive Officer, “Looking ahead, our company will be serving global, vertical industries with internet and artificial intelligence.”

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) business, used car business and SaaS business. Renren’s American depositary shares, each of which represents fifteen Class A ordinary shares, trade on the NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K referred to above and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

No Assurance

There can be no assurance that the proposed asset sale transaction will be completed, nor can there be any assurance, if the asset sale transaction is completed, that the potential benefits of such transaction will be realized. The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the asset sale transaction, copies of which will be filed by Renren with the SEC as an exhibit to an Annual Report on Form 20-F.

For more information, please contact:

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com